     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 21, 1996

                                             REGISTRATION STATEMENT NO.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                            WANG LABORATORIES, INC.
             (Exact name of registrant as specified in its charter)
                            ------------------------

              DELAWARE                              7372                             04-2192707
  (State or other jurisdiction of       (Primary Standard Industrial              (I.R.S. Employer
   incorporation or organization)       Classification Code Number)             Identification No.)

                           600 TECHNOLOGY PARK DRIVE
                         BILLERICA, MASSACHUSETTS 01821
                                 (508) 967-5000
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)
                            ------------------------

                             ALBERT A. NOTINI, ESQ.
                             SENIOR VICE PRESIDENT
                         GENERAL COUNSEL AND SECRETARY
                            WANG LABORATORIES, INC.
                           600 TECHNOLOGY PARK DRIVE
                         BILLERICA, MASSACHUSETTS 01821
                                 (508) 967-5000
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent For Service)

                                   COPIES TO:

                JOHN A. BURGESS, ESQ.                               DAVID T. BREWSTER, ESQ.
                SUSAN W. MURLEY, ESQ.                        SKADDEN, ARPS, SLATE, MEAGHER & FLOM
                    HALE AND DORR                                      ONE BEACON STREET
                   60 STATE STREET                                BOSTON, MASSACHUSETTS 02108
             BOSTON, MASSACHUSETTS 02109                                (617) 573-4800
                   (617) 526-6000

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date hereof.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

                                                   (Continued on following page)

                        CALCULATION OF REGISTRATION FEE

- ----------------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------------
                                                                    Proposed        Proposed
                                                                    Maximum         Maximum
              Title of Each Class                                   Offering       Aggregate       Amount of
              of Securities to be                 Amount to be     Price Per        Offering      Registration
                   Registered                      Registered       Share(1)        Price(1)          Fee

- ----------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value....................   5,411,900(2)     $19.625       $106,208,538      $36,624
- ----------------------------------------------------------------------------------------------------------------
Depositary Shares each representing a 1/20
  interest in a Share of 6 1/2% Series B
  Cumulative Convertible Preferred Stock........    2,875,000         (3)             (3)             (3)
- ----------------------------------------------------------------------------------------------------------------
6 1/2% Series B. Cumulative Convertible
  Preferred Stock, $.01 par value...............     143,750          (4)             (4)             (4)
- ----------------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------------

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended (the "Securities Act"), and based upon prices on the Nasdaq National Market on June 20, 1996.
(2) Represents shares of Common Stock of the Registrant issuable upon conversion of the 6 1/2% Series B Preferred Stock represented by the Depositary Shares. The number of shares of Common Stock covered by the Registration Statement also includes additional shares which may be issued as a result of adjustment provisions in the conversion price of the 6 1/2% Series B Preferred Stock.
(3) Pursuant to Rule 457 under the Securities Act, no additional registration fee is required to be paid.
(4) Pursuant to Rule 457 under the Securities Act, no additional registration fee is required to be paid.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES
AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE
A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME
EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

(Continued from previous page)

          If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registrations statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION; DATED JUNE 21, 1996

PROSPECTUS
         2,875,000 DEPOSITARY SHARES EACH REPRESENTING A 1/20 INTEREST
      IN A SHARE OF 6 1/2% SERIES B CUMULATIVE CONVERTIBLE PREFERRED STOCK

   143,750 SHARES OF 6 1/2% SERIES B CUMULATIVE CONVERTIBLE PREFERRED STOCK,
                                 $.01 PAR VALUE

                       5,411,900 SHARES OF COMMON STOCK,
                                 $.01 PAR VALUE

                            WANG LABORATORIES, INC.

    The 2,875,000 Depositary Shares (the "Depositary Shares") of Wang Laboratories, Inc. ("Wang" or the "Company"), the 143,750 shares of 6 1/2% Series B Cumulative Convertible Preferred Stock, $.01 par value per share (the "Series B Preferred Stock"), of the Company represented by the Depositary Shares and the 5,411,900 shares of Common Stock, $.01 par value per share (the "Common Stock" and, together with the Depositary Shares and the Preferred Stock, the "Securities"), of the Company issuable upon conversion of the Series B Preferred Stock may be offered from time to time for the account of certain holders of the Securities (the "Selling Holders") as described under "Selling Holders." The Selling Holders may from time to time sell the Securities offered hereby in the over-the-counter market, in negotiated transactions or through a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to then prevailing market prices or at negotiated prices. See "Plan of Distribution."

    The Depositary Shares were originally issued by the Company on February 27, 1996 in a transaction exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), and each Depositary Share represents a 1/20 interest in a share of Series B Preferred Stock, entitling the holder thereof, proportionately, to all the rights and preferences of the Series B Preferred Stock represented thereby (including dividend, voting, conversion, redemption and liquidation rights and preferences). The Series B Preferred Stock represented by the Depositary Shares is deposited with American Stock Transfer & Trust Company (the "Depositary"), and, unless withdrawn, will not trade separately from the Depositary Shares (see "Description of Depositary Shares -- Withdrawal of Preferred Stock" and -- "Amendment and Termination of the Deposit Agreement").

    The Series B Preferred Stock represented by the Depositary Shares is convertible at the option of the holder at any time, unless previously redeemed, into Common Stock initially at the rate of 37.6471 shares of Common Stock for each share of Series B Preferred Stock (equivalent to a conversion price of $26.5625 per share of Common Stock or a rate of 1.8824 shares of Common Stock for each Depositary Share). The initial conversion price is subject to adjustment in certain events. See "Description of Series B Preferred Stock."

    The Series B Preferred Stock (and related Depositary Shares) may not be redeemed through March 1, 1999. Thereafter, the Series B Preferred Stock (and related Depositary Shares) may be redeemed at the option of the Company, in whole or in part, at specified redemption prices plus accrued and unpaid dividends through the redemption date. At any time the Series B Preferred Stock is redeemed, the Depositary Shares representing the Series B Preferred Stock will be redeemed at a price per share equal to 1/20 of the redemption price per share of Series B Preferred Stock. See "Description of Series B Preferred Stock" and "Description of Depositary Shares."

    Cash dividends on the Series B Preferred Stock are cumulative at the rate of $65 per annum per share ($3.25 per annum per Depositary Share), payable quarterly in arrears, commencing on May 1, 1996. Each share of Series B Preferred Stock represents the right to receive $1,000 ($50 per Depositary Share), plus accrued and unpaid dividends, upon liquidation of the Company. The Series B Preferred Stock ranks junior to the Company's 4 1/2% Series A Cumulative Convertible Preferred Stock and senior to the Common Stock with respect to payment of dividends or upon liquidation, dissolution or winding up of the Company.

    The Depositary Shares are eligible for trading by "qualified institutional buyers" in the Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") Market. The Common Stock is listed on the Nasdaq National Market under the symbol "WANG." On June 20, 1996, the last reported sale price of the Common Stock on the Nasdaq National Market was $19.375 per share.

    The Company will not receive any of the proceeds from the sale by the Selling Holders of the Securities offered hereby.

     PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER "RISK FACTORS" BEGINNING ON PAGE 4.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
    ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
     CONTRARY IS A CRIMINAL OFFENSE.

                The date of this Prospectus is           , 1996.

                             ADDITIONAL INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Regional Offices of the Commission at Seven World Trade Center, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies can be obtained at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Common Stock of the Company is traded on the Nasdaq National Market. Reports and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. In addition, the Company is required to file electronic versions of these documents with the Commission through the Commission's Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system. The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments, exhibits and schedules thereto, the "Registration Statement") under the Securities Act with respect to the Securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Securities, reference is made to the Registration Statement and the exhibits and schedules filed as a part thereof. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and, in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference to such exhibit. The Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from such office after payment of fees prescribed by the Commission.

     "Wang" is a registered trademark of Wang Laboratories, Inc. The text of this prospectus also contains references to trademarks of other companies.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated herein by reference:

          (1) The Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1995;

          (2) The Company's Quarterly Report on Form 10-Q, as amended by a Form 10-Q/A, for the quarter ended September 30, 1995;

          (3) The Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1995;

          (4) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996;

          (5) The Company's Current Reports on Form 8-K dated July 21, 1995, December 7, 1995, January 23, 1996, February 28, 1996, April 4, 1996 and May 10, 1996; and

          (6) The Company's Registration Statement on Form 8-A dated September 27, 1993 registering the Common Stock under Section 12(g) of the Exchange Act.

     All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of the Securities registered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents. Any statements contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference into this Prospectus (without exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to the Secretary of the Company, 600 Technology Park Drive, Billerica, Massachusetts, 01821, telephone (508) 967-5000.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following factors should be considered carefully by potential investors in evaluating an investment in the Securities offered hereby.

     Brief Operating History Subsequent to Chapter 11 Reorganization; Noncomparability of Historical Financial Information. On September 30, 1993, the Company's reorganization plan (the "Reorganization Plan") was confirmed after the Company had operated under Chapter 11 of the U.S. Bankruptcy Code ("Chapter 11") since August 18, 1992. In connection with the Chapter 11 proceeding, the Company substantially reduced its debt, restructured significant obligations, disposed of a variety of unprofitable assets, rejected unfavorable contracts, reduced expenses and made significant progress in realigning the focus of its overall business. The bulk of these activities, including the reduction of debt, restructuring of outstanding obligations and rejection of unfavorable contracts, could only have been accomplished under the protection of Chapter 11 and should not be regarded as indicative of the Company's ability to do so in the future.

     Moreover, as a result of the adoption of "fresh-start" reporting, as required by Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" issued by the American Institute of Certified Public Accountants, effective as of September 30, 1993, the Company's assets and liabilities were adjusted to fair values and the Company's accumulated deficit as of September 30, 1993 was eliminated. Historical financial information of the predecessor company, therefore, cannot be viewed as indicative of the Company's future financial performance, and financial statements for periods after September 30, 1993 are not comparable to financial statements for prior periods.

     Implementation of Business Strategy. The Company's strategy is to build upon internal growth in its targeted segments of the software and information technology services markets with strategic alliances and acquisitions designed to complement Wang's core competencies. The Company's ability to implement this strategy fully over the long term, and the ultimate success of this strategy, are subject to a broad range of uncertainties and contingencies, many of which are beyond the Company's control. There can be no assurance that the Company will be able to implement required strategic relationships or acquisitions, or, if entered into, that such strategic relationships or acquisitions will in fact further the implementation of the Company's business strategy. The Company's existing strategic relationships with Microsoft Corporation ("Microsoft") and Kodak Business Imaging Systems ("Kodak") are subject to a variety of uncertainties, including possible evolutions in technology, business relationships or strategic plans of the parties which may, in the future, result in the termination of, or a change in the nature of or in the expectations with respect to, such strategic relationships. The Company's relationship with Microsoft also includes certain contractual obligations, which, if not satisfied, could allow Microsoft to terminate all or a portion of the relationship. In addition, there can be no assurance that any of the Company's acquisitions or strategic alliances will result in long-term benefits to the Company, or, with respect to one or more significant acquisitions, that the Company and its management will be able to effectively assimilate and manage the resulting business. The Company evaluates such transactions regularly, and one or more such transactions could occur at any time.

     Currently, a significant portion of the Company's revenues are attributable to the servicing, upgrading and enhancement of its installed base of VS and other traditional proprietary systems, which revenues the Company expects will continue to decline. As the Company's proprietary revenues decline, individual customer losses may have a significant effect on the rate of decline. The Company's continued growth is predicated on the business strategy described above (including the acquisition of new customer service and network integration businesses and continued expansion of its software business) more than offsetting the decline in revenues from traditional sources. To the extent that there are delays and difficulties in the implementation of the Company's strategy, or that the decline in revenues from traditional sources is more rapid than anticipated, the Company's results of operations and the price of its equity securities could be adversely affected.

     Competition. The information technology industry, including the work management software and service and support markets, is intensely competitive and undergoing rapid change. Competition is vigorous in all parts of the worldwide market for work management software, software for the expanding Internet marketplace and office-related software and services. The Company's competitors are numerous and vary widely in market position, size and resources. Some have substantially greater resources, including larger research and engineering staffs and larger marketing organizations than the Company. Competitors differ significantly depending upon the market, customer and geographic area involved. In many of the Company's markets, traditional computer hardware companies provide the most significant competition. The Company must also compete, particularly in the market for open systems application software and imaging technology, with newer, smaller businesses with more limited resources, but which have, in a number of cases, been able to develop and bring to market significant products with highly competitive technological features. There can be no assurance that the Company will have the technical resources to be able to introduce competitive software products on a timely basis, invest in research and development activity on the same basis as its competitors, or otherwise be able to develop new software and enhancements to current software on a timely basis. In addition, the third-party maintenance and support market is extremely competitive with low barriers to entry, and many other organizations, including hardware-independent service organizations, compete for the provision of maintenance and service to users. In addition, firms not now in direct competition with the Company, including large software development and sales companies, may in the future introduce competing products or services.

     Possible Volatility of Price of Securities. Factors such as announcements of technological innovations or new products by the Company, its competitors or other third parties, quarterly variations in the Company's results of operations, and changes in overall industry conditions may all affect the market prices of the Securities and cause them to fluctuate significantly. In addition, because the Company does not have a significant history of financial results since its reorganization, and because post-reorganization results are not comparable with those prior to and during the Chapter 11 proceeding, uncertainties concerning the financial performance of the Company on a sustained basis may increase the volatility of the market prices of the Securities. Furthermore, the market prices of the stocks of many high technology companies have experienced wide fluctuations that have not necessarily been related to the operating performance of the individual companies.

     International Operations. International revenues in recent years have accounted for approximately one-half of the Company's total revenues. The Company's international operations are subject to all of the risks normally associated with international sales, including changes in regulatory compliance requirements, compliance costs associated with International Standards Organization (ISO) 9000 quality control standards, special standards requirements, exposure to currency fluctuations, tariffs and other barriers, difficulties in staffing and managing international subsidiary operations, potentially adverse tax consequences and country-specific product requirements. While the Company attempts to reduce its currency exposure, there can be no assurance that it will not experience significant losses on international currency fluctuations. In addition, effective intellectual property protection may not be available in every foreign country in which the Company's products are distributed.

     Dependence on Government Revenue. In recent years the Company has derived approximately 15% of its revenues from branches or agencies of the United States government, and derived significant additional revenues from agencies of various foreign governments. A significant portion of the Company's United States federal government revenues comes from orders under government contract or subcontract awards, which involves the risk that the failure to obtain an award, or a delay on the part of the government agency in making the award or of ordering or paying for products under an awarded contract, could have an impact on the financial performance of the Company for the period in question. Other risks involved in government sales are the larger discounts (and thus lower margins) often involved in government sales, the unpredictability of funding for various government programs, and the ability of the government agency to unilaterally terminate the contract. Revenues from the United States government and government agencies are received under a number of different contracts and from a number of different government agencies and departments. Most sources of government revenues are independent of each other, although occasionally orders under one contract or from one government agency may be linked with orders under another contract or from another agency (so that if one order or contract were cancelled, it is likely that the other would also be cancelled).

     Superior Rights of Preferred Stock. The Board of Directors of the Company is authorized under the Company's Certificate of Incorporation, without stockholder approval, to issue from time to time up to an aggregate of 5,000,000 shares of preferred stock, $.01 par value per share (the "Preferred Stock"), in one or more series. Of the 5,000,000 authorized shares of Preferred Stock, 90,000 shares have been designated as 4 1/2% Series A Cumulative Convertible Preferred Stock (the "Series A Preferred Stock"), all of which shares have been issued, and 143,750 shares have been designated as Series B Preferred Stock, all of which shares have been issued and are represented by the Depositary Shares offered hereby. The rights of holders of Common Stock (including the Common Stock offered hereby issuable upon conversion of the Series B Preferred Stock represented by the Depositary Shares) are subject to, and may be adversely affected by, the rights of holders of the Series A Preferred Stock and the Series B Preferred Stock represented by the Depositary Shares and any other series of Preferred Stock that the Company may designate and issue in the future. In particular, before any payment or distribution is made to holders of Common Stock upon the liquidation, dissolution or winding-up of the Company, holders of both the Series A Preferred Stock and the Series B Preferred Stock are entitled to receive a liquidation preference of $1,000 per share, plus accrued and unpaid dividends. The Series A Preferred Stock and the Series B Preferred Stock represented by the Depositary Shares also have various rights, preferences and privileges with respect to dividends, redemption, voting, conversion and registration under the Securities Act.

     Potential Dilution Attributable to Intercompany Convertible Instruments, Privately Placed Stock and Warrants. The Company may from time to time, in its sole discretion, issue an aggregate of up to 50,000 units of Intercompany Convertible Instruments to certain of its foreign subsidiaries in order to increase the capitalization of such subsidiaries and help the Company maintain its worldwide network of sales and service operations. At the present time, 49,225 Intercompany Convertible Instruments have been issued. The Intercompany Convertible Instruments are redeemable for cash at $1,000 per unit by the Company at any time and convertible at the election of the holder into $1,000 worth of Common Stock per unit at a conversion price equal to the greater of the then market price per share of the Company's Common Stock or $4.00. Also, in addition to the 5,411,900 shares of Common Stock offered hereby issuable upon conversion of the Series B Preferred Stock represented by the Depositary Shares, approximately 3,913,100 shares of Common Stock are issuable upon conversion of the outstanding shares of Series A Preferred Stock. In addition, the Company has issued and there are outstanding 7,500,000 warrants to purchase shares of Common Stock at an exercise price of $21.45 per share (the "Warrants"). The Warrants were issued under the Company's Reorganization Plan to holders of equity interests in the predecessor company. Any conversion of the Intercompany Convertible Instruments or the Preferred Stock or exercise of the Warrants could dilute the relative interest of holders of outstanding Common Stock.

     Anti-takeover Provisions. The Company's Certificate of Incorporation and By-Laws and the Delaware General Corporate Law contain provisions which could have the effect of delaying or preventing transactions that might result in a change in control of the Company, including transactions in which stockholders might otherwise receive a premium for their shares over the then-current market price, and may limit the ability of stockholders to approve transactions that they deem to be in their best interests.

                                  THE COMPANY

     Wang develops, markets and supports software and offers services that define, automate, manage and measure critical business processes. The Company develops and markets software for applications in work management (workflow, imaging, computer output to laser disk (COLD) and document and storage management), and provides integration and support services for office networks worldwide. The Company's software and services enable its customers to realize improvements in productivity, quality and responsiveness through the definition, automation, management and measurement of critical business processes. The Company's customers include businesses, institutions and governments of varying sizes around the world.

  Business Strategy

     The Company focuses on particular segments of the software and services industries in which the Company enjoys substantial sales, research and development and marketing expertise and which, in the Company's judgment, offer significant growth opportunities. The Company's strategy is, through internal development and acquisition, to build upon its position in the work management software solutions market and to strengthen its position as a worldwide provider of support and value-added network integration services for office systems. The Company believes that this approach will build on its existing technological strengths and customer base, and position the Company to respond effectively to evolving changes in the worldwide market for information services.

  Software

     Wang is a leading provider of work management software for client/server applications which permit customers to track, manage and improve their critical business processes. The Company's workflow, imaging and COLD software allows customers to define, automate, manage and measure the flow of work, add imaging to new or existing applications and integrate images, documents and computer data into business processes. The software operates on open, client/server platforms and supports the needs of an enterprise, from individual desktops to distributed work groups to mission-critical production applications. Principal markets for the Company's software include: banking and financial services; insurance; government; and enterprises with structured business processes.

     Wang has sought to leverage and enhance its strength in work management software through strategic alliances and acquisitions targeted to complement Wang's core competencies. In April 1995, Wang and Microsoft announced a worldwide multi-year technical, service and marketing alliance pursuant to which Wang was designated as Microsoft's preferred vendor of imaging and workflow systems, and as an authorized provider of end-user support services for Microsoft products. As part of the alliance, Microsoft purchased $90.0 million face amount of Wang's Series A Preferred Stock for $84.0 million.

     In addition, in March 1995, the Company and Kodak Business Imaging Systems ("Kodak"), a division of Eastman Kodak Company, announced a strategic alliance which provides for the distribution by Kodak of Wang's imaging, workflow and COLD software on a private label basis, and which provides Wang access to advanced Kodak technology in areas of optical peripherals, scanners and color imaging.

     In July 1995, Wang acquired Sigma Imaging Systems, Inc. ("Sigma"), a developer of state-of-the-art workflow and imaging software for paper-intensive businesses. This software provides customers the scalable, enterprise-wide processing power required for high-volume, image-based transaction processing applications. The Sigma software line is used in many of the largest multi-site imaging and workflow systems currently in commercial use on Windows NT. The acquisition by Wang of the Sigma software line is allowing Wang to accelerate development and commercialization of Windows NT versions of its imaging and workflow server software.

     In December 1995, the Company acquired Avail Systems Corporation ("Avail"), a developer of software that automates the storage, relocation, archiving and retrieval of information on a client/server network. In early 1995, prior to the acquisition of Avail by Wang, Avail and Microsoft announced an agreement to include Avail's storage management technology in the next generation of Microsoft's Windows NT operating system. In connection with the acquisition, Wang expanded and enhanced the Company's alliance with Microsoft.

Wang believes that the acquisition of Avail positions it to become a leader in the high-growth network storage management market and, coupled with the Sigma imaging technology, enables Wang to expand and enhance its work management software offerings.

  Services

     Wang is a leading independent provider of maintenance and support services, network integration, installation, training and other value-added services to customers worldwide. As part of its strategy in the services market, the Company targets growth segments of the market, including services for desktop systems and networking systems and service and support for high-end UNIX systems and network integration. The Company provides support services for customers on existing proprietary mainframe and mid-range systems, including the Company's VS minicomputers and the GCOS platform of Compagnie des Machines Bull. In addition, the Company is continuing to build upon its existing VS and GCOS customer base, to support customer transition strategies from existing proprietary systems to client/server applications and to service the needs of its VS minicomputer customers by offering upgrade software, service and open system coexistence and migration products. Principal markets for the Company's services include: governments; hardware and software producers desiring an international service organization; and businesses with large or expanding computer networks.

     Wang and its authorized distributors support more than 3,500 third-party products in approximately 130 countries through a worldwide network of customer engineers, telephone "help desk" support centers and logistics operations. The Company offers a range of services and support for client/server applications, including users of numerous desktop systems (AST, Dell, Leading Edge, NEC, Packard Bell, Printronix and Zenith Data Systems), users of networking products (Banyan, Bay Networks and Novell) and end-user help desk services (Leading Edge, NEC, Packard Bell and Tricord). Under the Company's alliance with Microsoft, Wang was designated an authorized provider of end-user support services for Microsoft products, and has provided support services for Windows 95 users in Australia since the product's introduction in August 1995.

     In October 1995, the Company built upon its strength in the solutions integration business through the acquisition of BISS Limited ("BISS"), a United Kingdom company which specializes in the design, implementation and support of network computing solutions. The Company believes that, with this acquisition, it is one of the largest independent network integrators in the United Kingdom. The new organization is focusing on developing network infrastructure solutions, including local area network ("LAN") and wide area network interconnection, client/server architecture and network management systems.

     On May 3, 1996, the Company acquired Dataserv Computer Maintenance, Inc. ("Dataserv") from BellSouth Corporation for $28.5 million in cash. Dataserv provides customers with computer maintenance and support services for point-of-sale retail scanners and registers and industry-standard servers and desktop products, as well as application helpdesk and network integration services. Dataserv is focused on servicing companies in the banking and financial services, insurance, retail and manufacturing industries.

  General

     Wang's products and services are offered by a worldwide sales and marketing organization. The Company's direct sales and marketing organization is supplemented by independent distributors in approximately 100 countries. To further support its worldwide direct sales and distributor organization, the Company has additional channels of distribution, including value-added resellers ("VARs") and software partners who incorporate their proprietary application software into the Company's software or integrate their software applications with those of the Company.

     Wang Laboratories, Inc. (together with its subsidiaries, "Wang" or the "Company") is a Delaware corporation. The Company's principal office is located at 600 Technology Park Drive, Billerica, Massachusetts 01821 and its telephone number is (508) 967-5000.

                      RATIO OF EARNINGS TO COMBINED FIXED
                     CHARGES AND PREFERRED STOCK DIVIDENDS

     Set forth below is the ratio of earnings to combined fixed charges and preferred stock dividends for the nine months ended March 31, 1996, the year ended June 30, 1995, the nine months ended June 30, 1994, the three months ended September 30, 1993, and the years ended June 30, 1993, 1992 and 1991. For purposes of computing the ratio, (i) earnings consist of income (loss) from continuing operations before income taxes, discontinued operations, "fresh-start" reporting adjustment, extraordinary item and fixed charges and
(ii) fixed charges consist of interest on debt, that portion of rent expense that the Company believes to be representative of interest and the preferred stock dividend requirement. The Company adopted "fresh-start" reporting, as required by Statement of Position 90-7, "Financial Reporting by Entities in a Reorganization Under the Bankruptcy Code" issued by the American Institute of Certified Public Accountants, effective September 30, 1993, in connection with its reorganization under Chapter 11 of the Bankruptcy Code (the "Reorganization").

                                                REORGANIZED COMPANY                          PREDECESSOR COMPANY
                                  -----------------------------------------------  ----------------------------------------
                                    NINE MONTHS                     NINE MONTHS       THREE MONTHS
                                       ENDED         YEAR ENDED        ENDED              ENDED
                                  MARCH 31, 1996   JUNE 30, 1995   JUNE 30, 1994   SEPTEMBER 30, 1993   1993   1992   1991
                                  ---------------  --------------  --------------  -------------------  -----  -----  -----
Ratio of earnings to combined
  fixed charges..................         (1)              (1)            1.7                (1)           (1)    (1)    (1)

- ---------------

(1) Earnings were inadequate during these periods to cover combined fixed charges and preferred stock dividends. The dollar amount of the deficiency at March 31, 1996, June 30, 1995, September 30, 1993, June 30, 1993, June
    30, 1992, and June 30, 1991 was $18.5 million, $48.1 million, $18.7 million,
    $172.5 million, $282.8 million and $291.3 million, respectively. The dollar amount of the deficiencies for the periods before October 1, 1993 were computed using financial information prior to the Reorganization.

                                USE OF PROCEEDS

     The Company will not receive any proceeds from the sale by the Selling Holders of the Securities offered hereby.

                                SELLING HOLDERS

     The Depositary Shares were initially issued and sold pursuant to a Purchase Agreement dated as of February 21, 1996, between the Company, on the one hand, and Lehman Brothers Inc., BT Securities Corporation and Salomon Brothers Inc (together, the "Initial Purchasers"), on the other hand. The Selling Holders acquired the Depositary Shares (i) from the Initial Purchasers in transactions complying with Rule 144A, Regulation D or Regulation S under the Securities Act or (ii) in other permitted resale transactions exempt from registration under the Securities Act from the Initial Purchasers or holders who acquired the Depositary Shares from the Initial Purchasers or other prior holders thereof.

     Except as otherwise indicated, the table below sets forth certain information with respect to the Selling Holders and the Depositary Shares as of June 5, 1996. The term Selling Holders includes the beneficial owners of the Securities listed below and their transferees, pledgees, donees or other successors. Other than as a result of the ownership of Securities indicated below, none of the Selling Holders has had any material relationship with the Company or any of its affiliates within the past three years.

                                                                                    NUMBER/
                                                                                 PERCENTAGE OF
                                        NUMBER OF            NUMBER OF         DEPOSITARY SHARES
             NAME OF                DEPOSITARY SHARES    DEPOSITARY SHARES    BENEFICIALLY OWNED
         SELLING HOLDER            BENEFICIALLY OWNED    OFFERED HEREBY(1)     AFTER OFFERING(1)
- ---------------------------------  -------------------   ------------------   -------------------
Bank of New York.................         232,500               232,500             --
Bankers Trust Company............         354,400               354,400             --
Bear Stearns Securities Corp.....         148,000               148,000             --
Boston Safe Deposit & Trust
  Co.............................         362,200               362,200             --
Brown Brothers Harriman & Co.....         117,500               117,500             --
Chase Manhattan Bank, N.A.
  (The)..........................         415,800               415,800             --
Chemical Bank....................          23,000                23,000             --
Chase Manhattan Bank Trust Co....          10,000                10,000             --
Citibank, N.A....................           2,000                 2,000             --
Fifth Third Bank (The)...........          15,000                15,000             --
First Interstate Bank of
  California.....................          30,000                30,000             --
Firstar Trust Company............          53,400                53,400             --
First National Bank of Boston
  (The)..........................           7,350                 7,350             --
First National Bank of Chicago...          10,000                10,000             --
Fleet Bank of Massachusetts,
  N.A............................           2,350                 2,350             --
Harris Trust & Savings Bank......          39,100                39,100             --
Investors Fiduciary Trust
  Company/SSB....................         120,050               120,050             --
Investors Bank & Trust/M.F.
  Custody........................         115,000               115,000             --
Lehman Brothers, Inc.............         245,000               245,000             --
McDonald & Company Securities,
  Inc............................          11,100                11,100             --
Mercantile, Safe Deposit and
  Trust Company..................          23,800                23,800             --
Morgan Guaranty Trust Co. of New
  York...........................          17,460                17,460             --
Morgan Stanley & Co.,
  Incorporated...................           1,500                 1,500             --
Murphy & Durleu..................              40                    40             --
Northern Trust Co., -- Trust.....          54,000                54,000             --
OCM Convertible Limited
  Partnership....................           4,500                 4,500             --
Paine Webber, Inc................          71,700                71,700             --
Salomon Brothers Inc.............          19,450                19,450             --
Societe General Securities
  Corporation....................          15,000                15,000             --
SSB-Custodian....................         346,300               346,300             --
Wagner, Stott & Co...............           2,500                 2,500             --
                                        ---------             ---------
Total............................       2,870,000             2,870,000             --

- ---------------
(1) Assumes that all of the Depositary Shares are sold.

     The preceding table has been prepared based upon information furnished to the Company by the Depositary or by or on behalf of the Selling Holders. Additional information concerning ownership of the Securities offered hereby rests with certain holders of the Securities who are not named in the preceding table, with whom the Company believes it has no affiliation and from whom the Company has received no response to its request for such information.

     In view of the fact that Selling Holders may offer all or a portion of the Depositary Shares or shares of Common Stock held by them pursuant to the offering contemplated by this Prospectus, and because this offering is not being underwritten on a firm commitment basis, no estimate can be given as to the number of

Depositary Shares or shares of Common Stock that will be held by the Selling Holders after completion of the offering made hereby.

     Information concerning the Selling Holders may change from time to time and any such changed information will be set forth in supplements to this Prospectus if and when necessary. In addition, the price at which the Series B Preferred Stock represented by the Depositary Shares is convertible into Common Stock is subject to adjustment under certain circumstances. Accordingly, the number of shares of Common Stock issuable upon conversion thereof offered hereby may increase or decrease.

     As noted above, the Series B Preferred Stock represented by the Depositary Shares is deposited with the Depositary and, unless withdrawn (see "Description of Depositary Shares -- Withdrawal of Preferred Stock" and -- "Amendment and Termination of the Deposit Agreement"), will not trade separately from the Depositary Shares.

                              PLAN OF DISTRIBUTION

     The Securities covered hereby may be offered and sold from time to time by the Selling Holders. The Selling Holders will act independently of the Company in making decisions with respect to the timing, manner and size of each sale. Such sales may be made in the over-the-counter market, in negotiated transactions, or through a combination of such methods of sale, at market prices prevailing at the time of sale, prices related to the then prevailing market price or at negotiated prices, including pursuant to one or more of the following methods: (i) purchases by a broker-dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (ii) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (iii) block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction. The Selling Holders may also pledge Securities as collateral for margin accounts and such Securities could be resold pursuant to the terms of such accounts. In effecting sales, broker-dealers engaged by the Selling Holders may arrange for the other broker-dealers to participate. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Holders and/or the purchasers of the shares for which such broker-dealers may act as agent or to whom they may sell as principal, or both (which compensation shall be negotiated immediately prior to sale and which, as to a particular broker-dealer, may be in excess of customary compensation). Any broker-dealer may act as broker-dealer on behalf of one or more of the Selling Holders in connection with the offering of certain of the shares by Selling Holders.

     The Company has agreed to indemnify the Selling Holders against certain liabilities, including certain liabilities under the Securities Act, in connection with the sale of shares pursuant to this Prospectus. Additionally, the Company will pay the expenses incurred in connection with this offering, other than brokerage commissions, underwriting fees or expenses and legal or accounting expenses incurred by the Selling Holders.

     In offering the Securities covered hereby, the Selling Holders and any broker-dealers and any other participating broker-dealers who execute sales for the Selling Holders may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any profits realized by the Selling Holders and the compensation of such broker-dealer may be deemed to be underwriting discounts and commissions.

     The Company has advised the Selling Holders that during such time as they may be engaged in a distribution of Securities included herein they are required to comply with Rules 10b-6 and 10b-7 under the Exchange Act and, in connection therewith, that they may not engage in any stabilization activity in connection with the Company's securities, are required to furnish to each broker-dealer through which Securities included herein may be offered copies of this Prospectus, and may not bid for or purchase any of the Company's securities except as permitted under the Exchange Act. Rule 10b-6 under the Exchange Act prohibits, with certain exceptions, participants in a distribution from bidding for or purchasing, for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution.

Rule 10b-7 governs bids and purchases made in order to stabilize the price of a security in connection with a distribution of the security.

     The public offering by the Selling Holders of the shares covered hereby will terminate on the earlier of (i) such date that permits the Registration Statement to be usable for a period of three years from February 27, 1996 or
(ii) the date on which all Securities offered hereby have been sold by the Selling Holders. The Selling Holders have agreed to discontinue disposition of the Securities covered hereby in certain circumstances, including upon receipt of notice from the Company that there exists material undisclosed information which the Company has a bona fide business purpose for keeping confidential.

                    DESCRIPTION OF SERIES B PREFERRED STOCK

     The summary of terms of the Series B Preferred Stock contained in this Registration Statement does not purport to be complete and is subject to, and qualified in its entirety by, the complete text of the Certificate of Incorporation and the Certificate of Designations of the Series B Preferred Stock (the "Series B Certificate of Designations"), which are hereby incorporated by reference and made a part hereof. The Certificate of Incorporation and the Series B Certificate of Designations are available from the Company. See "Information Incorporated by Reference."

GENERAL

     The Company has authorized the issuance of 143,750 shares of Series B Preferred Stock, all of which are issued and outstanding. The holders of the Series B Preferred Stock have no preemptive rights with respect to any shares of capital stock of the Company or any other securities of the Company convertible into or carrying rights or options to purchase any such shares. The Series B Preferred Stock is not subject to any sinking fund or other obligation of the Company to redeem or retire the Series B Preferred Stock. Unless converted or redeemed, the Series B Preferred Stock has perpetual maturity.

DIVIDENDS

     Holders of shares of Series B Preferred Stock will be entitled to receive, when, as and if declared by the Board of Directors of the Company out of assets of the Company legally available therefor, cumulative cash dividends at the rate per annum of $65 per share of Series B Preferred Stock. Dividends on the Series B Preferred Stock are payable quarterly in arrears on May 1, August 1, November 1 and February 1 of each year, commencing May 1, 1996 (and, in the case of any accrued but unpaid dividends, at such additional times and for such interim periods, if any, as determined by the Board of Directors), at such annual rate. Such quarterly cash payments may not be treated as dividends for federal income tax purposes. Each such dividend is payable to holders of record as they appear on the stock records of the Company at the close of business on such record dates, which shall not be more than 60 days or less than 10 days preceding the payment dates corresponding thereto, as shall be fixed by the Board of Directors of the Company or a duly authorized committee thereof. Dividends on shares of Series B Preferred Stock accrue from the date of issuance of such shares of Series B Preferred Stock. Dividends are cumulative from such date, whether or not in any dividend period or periods there shall be assets of the Company legally available for the payment of such dividends. Accumulations of dividends on shares of Series B Preferred Stock do not bear interest. Dividends payable on the Series B Preferred Stock for any period greater or less than a full dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable on the Series B Preferred Stock for each full dividend period will be computed by dividing the annual dividend rate by four.

     The Series B Preferred Stock ranks junior as to dividends to the Series A Preferred Stock and any class or series of the Company's stock hereafter issued which ranks senior as to dividends to the Series B Preferred Stock (collectively, "senior dividend stock"), and if at any time the Company has failed to pay or declare and set apart for payment accrued and unpaid dividends on any senior dividend stock, the Company may not pay any dividends on the Series B Preferred Stock.

     The Series B Preferred Stock will have priority as to dividends over the Common Stock and any other series or class of the Company's stock hereafter issued which ranks junior as to dividends to the Series B

Preferred Stock (collectively, "junior dividend stock"). The Company will not
(i) declare, pay or set apart funds for the payment of any dividend or other distribution with respect to any junior dividend stock, or (ii) redeem, purchase or otherwise acquire for consideration any junior dividend stock or any series or class of the Company's stock hereinafter issued which ranks on a parity as to dividends with the Series B Preferred Stock (collectively, "parity dividend stock") through a sinking fund or otherwise (except by conversion into or exchange for shares of junior dividend stock and other than a redemption or purchase or other acquisition of shares of Common Stock of the Company made for purposes of an employee incentive or benefit plan of the Company or any subsidiary), unless all accrued and unpaid dividends with respect to the Series B Preferred Stock and any parity dividend stock at the time such dividends are payable have been paid or funds have been set apart for payment of such dividends.

     The Company will not declare, pay or set apart funds for payment of dividends on any parity dividend stock unless it has paid or declared and set apart for payment or contemporaneously pays or declares and sets apart for payment all accrued and unpaid dividends for all prior periods on the Series B Preferred Stock and may not pay dividends on the Series B Preferred Stock unless it has paid or declared and set apart for payment or contemporaneously pays or declares and sets apart for payment all accrued and unpaid dividends for all prior periods on the parity dividend stock. Whenever all accrued dividends are not paid in full on the Series B Preferred Stock or any parity dividend stock, all dividends declared on the Series B Preferred Stock and such parity dividend stock will be declared pro rata so that the amount of dividends declared per share on the Preferred Stock and such parity dividend stock will bear the same ratio that accrued and unpaid dividends per share on the Series B Preferred Stock and such parity dividend stock bear to each other.

     Under Delaware law, the Company may declare and pay dividends on its shares of capital stock out of its surplus (which totalled $338.1 million as of March 31, 1996) or, in case there is no such surplus, out of net income for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

REDEMPTION

     The Series B Preferred Stock is not redeemable prior to March 1, 1999. On and after such date, the Series B Preferred Stock is redeemable at the option of the Company, in whole or in part, at the following redemption prices per share if redeemed during the 12-month period beginning March 1 of the year indicated below, plus, in each case, all dividends accrued and unpaid on the Series B
Preferred Stock up to the date fixed for redemption, upon giving notice as provided below:

                                                        REDEMPTION PRICE
                         YEAR                               PER SHARE
- ------------------------------------------------------  -----------------
1999..................................................       $1,030
2000..................................................       $1,020
2001..................................................       $1,010
2002 and thereafter...................................       $1,000

     If fewer than all of the outstanding shares of Series B Preferred Stock are to be redeemed, the shares to be redeemed will be determined pro rata or by lot or in such other manner as prescribed by the Company's Board of Directors.

     At least 15 days but not more than 30 days prior to the date fixed for the redemption of the Series B Preferred Stock, a written notice will be mailed to each holder of record of Series B Preferred Stock to be redeemed, notifying such holder of the Company's election to redeem such shares, stating the date fixed for redemption thereof and calling upon such holder to surrender to the Company on the redemption date at the place designated in such notice the certificate or certificates representing the number of shares specified therein. On or after the redemption date, each holder of Series B Preferred Stock to be redeemed must present and surrender his certificate or certificates for such shares to the Company at the place designated in such notice and thereupon the redemption price of such shares will be paid to or on the order of the person whose name appears on such certificate or certificates as the owner thereof and each surrendered certificate will be canceled. Should fewer than all the shares represented by any such certificate be redeemed, a new certificate will be issued representing the unredeemed shares.

     From and after the redemption date (unless the Company defaults in payment of the redemption price), all dividends on the shares of Series B Preferred Stock designated for redemption in such notice will cease to accrue and all rights of the holders thereof as stockholders of the Company, except the right to receive the redemption price thereof (including all accrued and unpaid dividends up to the redemption date), will cease and terminate and such shares will not thereafter be transferred (except with the consent of the Company) on the Company's books, and such shares shall not be deemed to be outstanding for any purpose whatsoever. On the redemption date, the Company must pay any accrued and unpaid dividends in arrears for any dividend period ending on or prior to the redemption date. In the case of a redemption date falling after a dividend payment record date and prior to the related payment date, the holders of Series B Preferred Stock at the close of business on such record date will be entitled to receive the dividend payable on such shares on the corresponding dividend payment date, notwithstanding the redemption of such shares following such dividend payment record date. Except as provided for in the preceding sentences, no payment or allowance will be made for accrued dividends on any shares of Series B Preferred Stock called for redemption.

     At its election, the Company, prior to the redemption date, may deposit the redemption price of the shares of Series B Preferred Stock so called for redemption in trust for the holders thereof with a bank or trust company, in which case such notice to holders of the shares of Series B Preferred Stock to be redeemed will (i) state the date of such deposit, (ii) specify the office of such bank or trust company as the place of payment of the redemption price and
(iii) call upon such holders to surrender the certificates representing such shares at such place on or after the date fixed in such redemption notice (which may not be later than the redemption date), against payment of the redemption price (including all accrued and unpaid dividends up to the redemption date). Any moneys so deposited which remain unclaimed by the holders of Series B Preferred Stock at the end of two years after the redemption date will be returned by such bank or trust company to the Company.

LIQUIDATION PREFERENCE

     In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of the Series B Preferred Stock will be entitled to receive a liquidation preference of $1,000 per share, plus accrued and unpaid dividends to the payment date, before any payment or distribution is made to holders of Common Stock or any other class or series of the Company's stock hereinafter issued which ranks junior as to liquidation rights to the Series B Preferred Stock, but the holders of the shares of the Series B Preferred Stock will not be entitled to receive the liquidation preference of such shares until the liquidation preference of the Series A Preferred Stock and any other series or classes of the Company's stock hereafter issued which ranks senior as to liquidation rights to the Series B Preferred Stock (collectively, "senior liquidating stock") has been paid in full.

     The holders of Series B Preferred Stock and all series or classes of the Company's stock hereafter issued which rank on a parity as to liquidation rights with the Series B Preferred Stock are entitled to share ratably, in accordance with the respective preferential amounts payable on such stock, in any distribution (after payment of the liquidation price of the senior liquidating stock) which is not sufficient to pay in full the aggregate of the amounts payable thereon. After payment in full of the liquidation preference of the shares of the Series B Preferred Stock, the holders of such shares will not be entitled to any further participation in any distribution of assets by the Company. Neither a consolidation or merger of the Company with another corporation nor a sale or transfer of all or substantially all of the Company's assets will be considered a liquidation, dissolution or winding up, voluntary or involuntary, of the Company.

VOTING RIGHTS

     The holders of shares of Series B Preferred Stock will be entitled to vote on all matters submitted to a vote of the stockholders of the Company and will vote together with the holders of Common Stock and any other stock of the Company having general voting rights as a single class on all matters to be voted on by the stockholders of the Company. Each share of Series B Preferred Stock will entitle the holder thereof to one vote.

     If the equivalent of six quarterly dividends payable on the Series B Preferred Stock or any outstanding shares of parity dividend stock have not been declared and paid or set apart for payment, whether or not consecutive, the number of directors of Company shall be increased by two and the holders of the Series B Preferred Stock, voting separately as a class with the holders of parity dividend stock on which like voting rights have been conferred and are exercisable, will be entitled to elect such two additional directors at each meeting of stockholders at which directors are to be elected and which is held during the period such dividends remain in arrears. Such voting rights will terminate when all such dividends accrued and unpaid have been authorized and declared and paid or set apart for payment. The term of office of all directors so elected will terminate immediately upon the termination of such voting rights.

     In addition, without the affirmative vote or consent of the holders of at least 66 2/3% of the outstanding shares of the Series B Preferred Stock and all other affected stock ranking on a parity with Series B Preferred Stock as to dividend or liquidation rights, upon which like voting rights have been conferred and are exercisable, voting separately as a class, the Company may not
(i) amend, alter or repeal any of the provisions of the Certificate of Incorporation (including any certificate of designations or similar document relating to any series of Preferred Stock) so as to affect adversely the relative rights, preferences, qualifications, limitations or restrictions of the Series B Preferred Stock or the holders thereof or (ii) create, authorize or issue, or reclassify any stock of the Company into, or increase the authorized amount of, any senior dividend stock or senior liquidating stock or any securities convertible into such senior dividend stock or senior liquidating stock. However, the creation by the Company of additional classes of Preferred Stock ranking on a parity with or junior to the Series B Preferred Stock, or the increase by the Company of the authorized amount of any class of Preferred Stock ranking on a parity with or junior to the Series B Preferred Stock, shall not be deemed to materially adversely affect the preferences, rights, powers or privileges of the Series B Preferred Stock. See "Conversion Price Adjustments" below.

CONVERSION RIGHTS

     Shares of Series B Preferred Stock are convertible, in whole or in part, at any time at the option of the holders thereof, into shares of Common Stock at a conversion price of $26.5625 per share of Common Stock (equivalent to a rate of approximately 37.6471 shares of Common Stock for each share of Series B Preferred Stock), subject to adjustment as described below ("Conversion Price"). The right to convert shares of Series B Preferred Stock called for redemption will terminate at the close of business on the day preceding a redemption date. For information as to notices of redemption, see "Redemption" above.

     Conversion of shares of Series B Preferred Stock, or a specified portion thereof, may be effected by delivering certificates evidencing such shares, together with written notice of conversion and a proper assignment of such certificates to the Company or in blank, to the office or agency to be maintained by the Company for that purpose. Initially such office will be the principal corporate trust office of American Stock Transfer & Trust Company.

     Each conversion will be deemed to have been effected immediately prior to the close of business on the date on which the certificates for shares of Series B Preferred Stock shall have been surrendered and notice (and, if applicable, payment of an amount equal to the dividend payable on such shares) received by the Company as aforesaid and the conversion shall be at the Conversion Price in effect at such time and on such date.

     Any share of Series B Preferred Stock surrendered for conversion during the period from the close of business on a dividend payment record date for any dividend payment date through the close of business on the day next preceding such dividend payment date shall (unless such share of Series B Preferred Stock being converted shall have been called for redemption on a redemption date in such period) be accompanied by payment of an amount equal to the dividend payable on such shares on such dividend payment date. An amount equal to such payment shall be paid by the Company on such dividend payment date to the record holder of such shares of Series B Preferred Stock at the close of business on such dividend payment record date. Except as provided above, the Company shall make no payment or allowance for unpaid dividends, whether or not in arrears, on converted shares or for dividends on the shares of Common Stock issued upon such conversion.

     Fractional shares of Common Stock are not to be issued upon conversion but, in lieu thereof, the Company will pay a cash adjustment based on the current market price of the Common Stock issued upon such conversion.

CONVERSION PRICE ADJUSTMENTS

     The Conversion Price is subject to adjustment upon certain events, including (i) dividends (and other distributions) payable in Common Stock on any class of capital stock of the Company, (ii) the issuance to holders of Common Stock of certain rights or warrants entitling them to subscribe for or purchase Common Stock, (iii) subdivisions, combinations and reclassifications of Common Stock, and (iv) distributions to all holders of Common Stock of evidences of indebtedness of the Company or assets (including securities, but excluding those dividends, rights, warrants and distributions referred to above and dividends and distributions paid in cash out of the profits or surplus of the Company other than "Extraordinary Cash Distributions", as defined below). In addition to the foregoing adjustments, the Company will be permitted to make such reductions in the Conversion Price as it considers to be advisable in order that any stock dividends, subdivision of shares, distribution of rights or warrants to purchase stock or securities, or a distribution of other assets (other than cash dividends) hereafter made by the Company to its stockholders will not be taxable to the holders of the Common Stock. The Company from time to time may also, to the extent permitted by law, reduce the Conversion Price by any amount for any period of at least 20 days, in which case the Company shall give at least 15 days' notice of such decrease, if the Board of Directors has made a determination that such decrease would be in the best interests of the Company, which determination shall be conclusive. "Extraordinary Cash Distribution" means the portion of any cash dividend or cash distribution on the Common Stock that, when added to all other cash dividends and cash distributions on the Common Stock made during the immediately preceding 12-month period (other than cash dividends and cash distributions for which a prior adjustment to the Conversion Price was previously made), exceeds, on a per share of Common Stock basis, ten percent (10%) of the average daily closing price of the Common Stock over such 12-month period.

     In case the Company shall be a party to any transaction (including without limitation a merger, consolidation, sale of all or substantially all of the Company's assets or recapitalization or reclassification of the Common Stock (each of the foregoing being referred to as a "Transaction")), in each case as a result of which shares of Common Stock will be converted into the right to receive stock, securities or other property (including cash or any combination thereof), each share of Series B Preferred Stock will thereafter be convertible into the kind and amount of shares of stock and other securities and property receivable (including cash or any combination thereof) upon the consummation of such Transaction by a holder of that number of shares or fraction thereof of Common Stock into which one share of Series B Preferred Stock is convertible immediately prior to such Transaction. The Company may not become a party to any such Transaction unless the terms thereof are consistent with the foregoing.

     No adjustment of the Conversion Price will be required to be made in any case until cumulative adjustments amount to 1% or more of the Conversion Price. Any adjustments not so required to be made will be carried forward and taken into account in subsequent adjustments.

TRANSFER AGENT, REGISTRAR AND DIVIDEND DISBURSING AGENT

     The transfer agent, registrar, dividend disbursing agent and redemption agent for the shares of Series B Preferred Stock and the Depositary Shares will be American Stock Transfer & Trust Company (in such capacity, the "Transfer Agent"). American Stock Transfer & Trust Company also serves as transfer agent for the Common Stock and the Series A Preferred Stock.

                        DESCRIPTION OF DEPOSITARY SHARES

GENERAL

     The following is a brief description of the terms of the Depositary Shares which does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the Deposit Agreement (as defined below) (including the form of Depositary Receipt contained therein), which is hereby incorporated by reference and made a part hereof. A copy of the Deposit Agreement is available from the Company.

     Each Depositary Share represents a 1/20 interest in a share of Series B Preferred Stock. The shares of the Series B Preferred Stock are deposited with the Depositary under a Deposit Agreement (the "Deposit Agreement") among the Company, the Depositary and the holders from time to time of the depositary receipts (the "Depositary Receipts") issued by the Depositary. The Depositary Receipts evidence the Depositary Shares. Subject to the terms of the Deposit Agreement, each holder of a Depositary Receipt evidencing a Depositary Share is entitled, proportionately, to all the rights and preferences of, and subject to all of the limitations of, the interest in the Series B Preferred Stock represented thereby (including dividend, voting, conversion, redemption and liquidation rights and preferences).

DIVIDENDS

     The Depositary will distribute all cash dividends or other cash distributions received in respect of the Preferred Stock to the record holders of Depositary Shares in proportion to the number of Depositary Shares owned by such holders on the relevant record date, which will be the same date as the record date fixed by the Company for the Series B Preferred Stock. In the event that the calculation of such amount to be paid results in an amount which is a fraction of one cent, the amount the Depositary shall distribute to such record holder shall be rounded to the next higher whole cent.

     In the event of a distribution other than in cash, the Depositary will distribute property received by it to the record holders of Depositary Receipts entitled thereto, in proportion, as nearly as may be practicable, to the number of Depositary Shares owned by such holders on the relevant record date, unless the Depositary determines (after consultation with the Company) that it is not feasible to make such distribution, in which case the Depositary may (with the approval of the Company) adopt any other method for such distribution as it deems equitable and appropriate, including the sale of such property (at such place or places and upon such terms as it may deem equitable and appropriate) and distribution of the net proceeds from such sale to such holders.

REDEMPTION

     Whenever the Company redeems any Series B Preferred Stock held by the Depositary, the Depositary will redeem, as of the same redemption date, the number of Depositary Shares representing the Series B Preferred Stock so redeemed. The Depositary will publish a notice of redemption of the Depositary Shares containing the same type of information presented in the same manner as the Company's notice of redemption and will mail the notice of redemption promptly upon receipt of such notice from the Company and not less than 15 nor more than 30 days prior to the date fixed for redemption of the Series B Preferred Stock and the Depositary Shares to the record holders of the Depositary Receipts. In case less than all the outstanding Depositary Shares are to be redeemed, the Depositary Shares to be so redeemed shall be determined pro rata or by lot or by any other equitable method determined by the Depositary to be consistent with the method determined by the Board of Directors of the Company with respect to the Series B Preferred Stock.

LIQUIDATION PREFERENCE

     In the event of the liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, the holders of each Depositary Share will be entitled to 1/20 of the liquidation preference accorded each share of the Series B Preferred Stock.

VOTING RIGHTS

     Promptly upon receipt of notice of any meeting at which the holders of the Series B Preferred Stock are entitled to vote, the Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Shares as of the record date for such meeting. Each such record holder of Depositary Receipts will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the number of shares of Series B Preferred Stock represented by such record holder's Depositary Shares. The Depositary will endeavor, insofar as practicable, to vote such Series B Preferred Stock represented by such Depositary Shares in accordance with such instructions, and the Company will agree to take all action which may be deemed necessary by the Depositary in order to enable the Depositary to do so. The Depositary will abstain from voting any of the Series B Preferred Stock to the extent that it does not receive specific instructions from the holders of Depositary Receipts.

CONVERSION

     Depositary Receipts, evidencing Depositary Shares may be surrendered with written instructions to the Depositary to instruct the Company to cause the conversion of any specified number of whole shares of Series B Preferred Stock represented by whole Depositary Shares evidenced by such Depositary Receipts, into whole shares of Common Stock and cash for any fractional share amount, at the conversion price then in effect pursuant to the Series B Preferred Stock Certificate of Designations.

     Upon receipt by the Depositary of a Depositary Receipt or Depositary Receipts, together with a notice of conversion, duly completed and executed, directing the Depositary to instruct the Company to cause the conversion of a specified number of shares of Series B Preferred Stock, and an assignment of such Depositary Receipt or Depositary Receipts to the Company or in blank, duly completed and executed, the Depositary shall instruct the Company (i) to cause the conversion of the number of whole shares of Series B Preferred Stock represented by the Depositary Shares evidenced by the Depositary Receipts so surrendered, as specified in the written notice to the Depositary and (ii) to cause the delivery to the holders of such Depositary Receipts a certificate or certificates evidencing the number of whole shares of Common Stock received upon conversion of the Series B Preferred Stock, along with the amount of money, if any, to be delivered to the holders of the Depositary Receipts surrendered for conversion in lieu of fractional shares of Common Stock otherwise issuable. The conversion of the shares of Series B Preferred Stock represented by the Depositary Shares is subject to certain terms and provisions as set forth in the Series B Preferred Stock Certificate of Designations. See "Description of Series B Preferred Stock -- Conversion Rights" and "-- Conversion Price Adjustments."

WITHDRAWAL OF PREFERRED STOCK

     Upon surrender of Depositary Receipts at the principal office of the Depositary, upon payment of any unpaid amount due the Depositary, and subject to the terms of the Deposit Agreement, the owner of the Depositary Shares evidenced thereby is entitled to delivery of the number of whole shares of Series B Preferred Stock and all money and other property, if any, represented by such Depositary Shares. Fractional shares of Preferred Stock will not be issued. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of whole shares of Series B Preferred Stock to be withdrawn, the Depositary will deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares. Holders of Series B Preferred Stock thus withdrawn will not thereafter be entitled to deposit such shares under the Deposit Agreement or to receive Depositary Receipts evidencing Depositary Shares therefor.

AMENDMENT AND TERMINATION OF DEPOSIT AGREEMENT

     The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may at any time and from time to time be amended by agreement between the Company and the Depositary. However, any amendment which materially and adversely alters the rights of the holders (other than any change in fees) of the Depositary Shares will not be effective unless such amendment has been approved by the holders of at least 66 2/3% of the Depositary Shares then outstanding. No such amendment may impair the right, subject to the terms of the Deposit Agreement, of any owner of any Depositary Shares to surrender the Depositary Receipt evidencing such Depositary Shares with instructions to the Depositary to deliver to the holder the Series B Preferred Stock and all money and other property, if any, represented thereby, or to cause the conversion of the underlying shares of Series B Preferred Stock represented by the Depositary Shares into Common Stock, except in order to comply with mandatory provisions of applicable law.

     Whenever so directed by the Company, the Depositary will terminate the Deposit Agreement after mailing notice of such termination to the record holders of all Depositary Receipts then outstanding at least 30 days prior to the date fixed in such notice for such termination. The Depositary may likewise terminate the Deposit Agreement if at any time 45 days shall have expired after the Depositary shall have delivered to the Company a written notice of its election to resign and a successor depositary shall not have been appointed and accepted its appointment. If any Depositary Receipts remain outstanding after the date of termination, the Depositary thereafter will discontinue the transfer of Depositary Receipts, will suspend the distribution of dividends to the holders thereof, and will not give any further notices (other than notice of such termination) or perform any further acts under the Deposit Agreement except as provided below and except that the Depositary will continue (i) to collect dividends on the shares of Series B Preferred Stock and any other distributions with respect thereto and (ii) to deliver the shares of Series B Preferred Stock together with such dividends and distributions and the net proceeds of any sales of rights, preferences, privileges or other property, without liability for interest thereon, in exchange for Depositary Receipts surrendered. At any time after the expiration of two years from the date of termination, the Depositary may sell the shares of Series B Preferred Stock then held by it at public or private sale, at such place or places and upon such terms as it deems proper and may thereafter hold the net proceeds of any such sale, together with any money and other property then held by it, without liability for interest thereon, for the pro rata benefit of the holders of Depositary Receipts which have not been surrendered. The Company does not intend to terminate the Deposit Agreement or to permit the resignation of the Depositary without appointing a successor depositary. In the event the Deposit Agreement is terminated and a sufficient number of shares of Series B Preferred Stock remain outstanding, the Company will use its best efforts to list the shares of Series B Preferred Stock on the Nasdaq National Market (unless the holders of a majority of the outstanding shares of Series B Preferred Stock shall consent to the Company not affecting such listing).

CHARGES OF DEPOSITARY

     The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. Holders of Depositary Receipts will pay transfer, income and other taxes and governmental charges and certain other charges as are provided in the Deposit Agreement to be for their accounts. In certain circumstances, the Depositary may refuse to transfer Depositary Shares, may withhold dividends and distributions and sell the Depositary Shares evidenced by such Depositary Receipt if such charges are not paid.

MISCELLANEOUS

     The Depositary will forward to the holders of Depositary Receipts all reports and communications from the Company which are delivered to the Depositary and which the Company is required to furnish to the holders of the Series B Preferred Stock. In addition, the Depositary will make available for inspection by holders of Depositary Receipts at the principal office of the Depositary, and at such other places as it may from time to time deem advisable, any reports and communications received from the Company which are received by the Depositary as the holder of Series B Preferred Stock.

     Neither the Depositary nor any Depositary's Agent (as defined in the Deposit Agreement), nor the Registrar (as defined in the Deposit Agreement) nor the Company assumes any obligation or will be subject to any liability under the Deposit Agreement to holders of Depositary Receipts other than for its negligence, willful misconduct or bad faith. Neither the Depositary, any Depositary's Agent, the Registrar nor the Company will liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the Deposit Agreement. The Company and the Depositary are not obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares, Depositary Receipts or Series B Preferred Stock unless reasonable satisfactory indemnity is furnished. The Company and the Depositary may rely on written advice of counsel or accountants, or on information provided by holders of Depositary Receipts or other persons believed in good faith to be competent to give such information and on documents believed to be genuine and to have been signed or presented by the proper party or parties.

RESIGNATION AND REMOVAL OF DEPOSITARY

     The Depositary may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the Depositary, any such resignation or removal to take effect upon the appointment of a successor Depositary and its acceptance of such appointment. Such successor Depositary must be appointed within 60 days after delivery of the notice for resignation or removal and must be a bank or trust company having its principal office in the United States of America and having a combined capital and surplus of at least $150,000,000.

                                 LEGAL MATTERS

     The validity of the Depositary Shares, the Series B Preferred Stock represented by the Depositary Shares and the shares of Common Stock offered hereby will be passed upon for the Company by Hale and Dorr, Boston, Massachusetts.

                                    EXPERTS

     The consolidated financial statements and schedule of Wang Laboratories, Inc. appearing in the Company's Annual Report on Form 10-K for the year ended June 30, 1995 and in the consolidated financial statements of the Company appearing in the Company's Current Report on Form 8-K dated April 4, 1996 have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein, and are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

                              NATURE OF EXPENSE                                AMOUNT TO BE PAID
- -----------------------------------------------------------------------------  -----------------
SEC registration fee.........................................................       $36,624
Legal and accounting fees and expenses.......................................       *
Printing fees and expenses...................................................       *
Blue Sky fees and expenses...................................................       *
Miscellaneous................................................................       *
                                                                               -----------------
          TOTAL..............................................................       *

- ---------------

* To be filed by amendment.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). Article Tenth of Registrant's Certificate of Incorporation provides for indemnification of its directors and officers to the maximum extent permitted by the Delaware General Corporation Law.

ITEM 16.  EXHIBITS

EXHIBIT
 NUMBER
- --------
 2.1(1)       Amended and Restated Reorganization Plan dated September 20, 1993
 4.1(2)       Certificate of Incorporation, as amended to date
 4.2(3)       Certificate of Designation with respect to 4 1/2% Series A Cumulative
                Convertible Preferred Stock
 4.3(4)       Certificate of Designation with respect to 6 1/2% Series B Cumulative
                Convertible Preferred Stock
 4.4(5)       Bylaws of Registrant, as amended to date
 4.5*         Deposit Agreement, dated as of February 21, 1996, among the Registrant, the
                Initial Purchasers and American Stock Transfer & Trust Company, as Depositary
 4.6*         Form of Certificate for Depositary Shares each Representing a 1/20 interest in a share of 6 1/2% Series B Cumulative Convertible Preferred Stock
 4.7*         Form of Certificate for 6 1/2% Series B Cumulative Convertible Preferred Stock
 5.1*         Opinion of Hale and Dorr
23.1          Consent of Ernst & Young LLP, Independent Auditors
23.2          Consent of Hale and Dorr (included in Exhibit 5.1)
24.1          Power of Attorney (appears on signature page)

- ---------------

  * To be filed by amendment.

(1) Filed as an exhibit to the Registrant's Registration Statement on Form 8-A filed on September 27, 1993 and incorporated herein by reference.

(2) Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 1994 and incorporated herein by reference.

(3) Filed as an exhibit to the Registrant's Annual Report on Form 10-K for the year ended June 30, 1995 and incorporated herein by reference.

(4) Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996 and incorporated herein by reference.

(5) Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 1995 and incorporated herein by reference.

ITEM 17.  UNDERTAKINGS

     The Company hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Company pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") that are incorporated by reference in this Registration Statement.

     (2) That, for the purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The Company hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Corporation pursuant to the indemnification provisions described herein, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Billerica, Commonwealth of Massachusetts this 20th day of June, 1996.

                                          WANG LABORATORIES, INC.

                                          By: /s/  FRANKLYN A. CAINE
                                              ----------------------------------
                                                   FRANKLYN A. CAINE
                                              Executive Vice President and
                                                 Chief Financial Officer

                        SIGNATURES AND POWER OF ATTORNEY

     Each person whose signature appears below constitutes and appoints Franklyn
A. Caine, Albert A. Notini and John A. Burgess, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them, for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement on Form S-3 of Wang Laboratories, Inc. and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on this 20th day of June, 1996, in the capacities indicated:

               SIGNATURE                                   TITLE
               ---------                                   -----
          /s/  JOSEPH M. TUCCI             Chairman of the Board, Chief
- ----------------------------------------     Executive Officer and Director
            JOSEPH M. TUCCI                  (Principal Executive Officer)


         /s/  FRANKLYN A. CAINE            Executive Vice President and Chief
- ----------------------------------------     Financial Officer (Principal
           FRANKLYN A. CAINE                 Financial Officer)


        /s/  GREGORY C. THOMPSON           Vice President and Corporate
- ----------------------------------------     Controller (Principal Accounting
          GREGORY C. THOMPSON                Officer)


         /s/  DAVID A. BOUCHER             Director
- ----------------------------------------
            DAVID A. BOUCHER


         /s/  MICHAEL W. BROWN             Director
- ----------------------------------------
            MICHAEL W. BROWN


         /s/  MARCIA J. HOOPER             Director
- ----------------------------------------
            MARCIA J. HOOPER

               SIGNATURE                    TITLE
- ----------------------------------------    -----
         /s/  JOSEPH J. KROGER             Director
- ----------------------------------------
            JOSEPH J. KROGER


        /s/  RAYMOND C. KURZWEIL           Director
- ----------------------------------------
          RAYMOND C. KURZWEIL


          /s/  AXEL J. LEBLOIS             Director
- ----------------------------------------
            AXEL J. LEBLOIS


          /s/  PAUL E. TSONGAS             Director
- ----------------------------------------
            PAUL E. TSONGAS


         /s/  FREDERICK A. WANG            Director
- ----------------------------------------
           FREDERICK A. WANG

                                 EXHIBIT INDEX

  EXHIBIT
  NUMBER
  -------
  2.1(1)   Amended and Restated Reorganization Plan dated September 20, 1993
  4.1(2)   Certificate of Incorporation, as amended to date
  4.2(3)   Certificate of Designation with respect to 4 1/2% Series A Cumulative Convertible
           Preferred Stock
  4.3(4)   Certificate of Designation with respect to 6 1/2% Series B Cumulative Convertible
           Preferred Stock
  4.4(5)   Bylaws of Registrant, as amended to date
  4.5*     Deposit Agreement, dated as of February 21, 1996, among the Registrant, the
           Initial Purchasers and American Stock Transfer & Trust Company, as Depositary
  4.6*     Form of Certificate for Depositary Shares each Representing a 1/20 interest in a share of 6 1/2% Series B Cumulative Convertible Preferred Stock
  4.7*     Form of Certificate for 6 1/2% Series B Cumulative Convertible Preferred Stock
  5.1*     Opinion of Hale and Dorr
  23.1     Consent of Ernst & Young LLP, Independent Auditors
  23.2     Consent of Hale and Dorr (included in Exhibit 5.1)
  24.1     Power of Attorney (appears on signature page)

- ---------------

  * To be filed by amendment.

(1) Filed as an exhibit to the Registrant's Registration Statement on Form 8-A filed on September 27, 1993 and incorporated herein by reference.

(2) Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 1994 and incorporated herein by reference.

(3) Filed as an exhibit to the Registrant's Annual Report on Form 10-K for the year ended June 30, 1995 and incorporated herein by reference.

(4) Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996 and incorporated herein by reference.

(5) Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 1995 and incorporated herein by reference..